SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

QUARTERLY REPORT FOR THE PERIOD ENDED MARCH 31, 2005

OCEAN RIG ASA
OCEAN RIG NORWAY AS
OCEAN RIG 1 AS
OCEAN RIG 2 AS
(Exact name of each Registrant as specified in its Charter)
NOT APPLICABLE
(Translation of Registrants’ names into English)

Koppholen 4 (Forus)
NO-4313 Sandnes
Norway
011-47-51-96-90-00
(Address of Registrants’ principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 13, 2005

OCEAN RIG ASA

By:	/s/ ERLING MEINICH-BACHE

Erling Meinich-Bache Senior Vice-President, Accounting

OCEAN RIG NORWAY AS

By:	/s/ ERLING MEINICH-BACHE

Erling Meinich-Bache Senior Vice-President, Accounting

OCEAN RIG 1 AS

By:	/s/ ERLING MEINICH-BACHE

Erling Meinich-Bache Senior Vice-President, Accounting

OCEAN RIG 2 AS

By:	/s/ ERLING MEINICH-BACHE

Erling Meinich-Bache Senior Vice-President, Accounting

OCEAN RIG ASA
AND SUBSIDIARIES

SEC FORM 6-K
June 2005

TABLE OF CONTENTS

Part Numbered	Description	Pages
Part I	Quarterly Report for the Period Ending March 31, 2005	3

PART I

QUARTERLY REPORT
For the period ended March 31, 2005

OCEAN RIG ASA
AND SUBSIDIARIES

Koppholen 4 (Forus)
4313 Sandnes
Norway
011-47-51-96-90-00

As of March 31, 2005, there were 87,299,285 shares of common stock of Ocean Rig ASA, par value NOK 10 per share, outstanding.

This quarterly report (the “Report”) is being furnished to the registered holders of the 10 1/4 % Senior Secured Notes Due 2008 of Ocean Rig Norway AS, pursuant to Section 4.02 of the Indenture dated as of August 15, 1998, and to the lenders of the Floating Rate Senior Secured Loans Due 2008 of Ocean Rig Norway AS, pursuant to Section 6.01 of the Credit Agreement dated as of May 27, 1998. The Report has been filed on Form 6-K with the United States Securities and Exchange Commission.

OCEAN RIG ASA
AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ITEM 1: FINANCIAL STATEMENTS AND NOTES

OCEAN RIG ASA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
for the three months ended March 31, 2004 and 2005

		Three months ended
		March 31,	March 31,
		2004	2005
		(Unaudited)	(Unaudited)
	Note	USD	USD

	(Amounts in thousands except
	per share information)
Operating revenues:		23,453	46,236

Operating expenses:
Salaries and other personnel expenses	3,4	6,635	10,516
Other operating and administrative expenses		5,271	15,108
Depreciation and amortization	5	10,910	14,069
Exploration expenses		5,310	0

Total operating expenses		28,126	39,693

Operating (loss) / profit		(4,673)	6,543

Interest and other financial income		16,696	1,348
Interest and other financial expenses		28,493	15,910

Net financial (expenses)		(11,797)	(14,562)

Loss before taxes		(16,470)	(8,019)

Income tax expense	6	(1)	(807)

Net loss		(16,471)	(8,826)

Basic (loss) per share	7	(0.26)	(0.10)
Diluted (loss) per share	7	(0.26)	(0.10)

Note: The 1st Quarter of 2005 financial figures have been prepared based upon management’s interpretation of the International Financial Reporting Standards (IFRS) as published. The financial figures for 2004 have been restated accordingly. Due to possible changes in existing standards, new understanding and interpretation of existing standards and potential new standards, the figures may change later during 2005. Neither the 2005 nor the 2004 restated figures have been audited and must therefore be treated as preliminary figures.

The accompanying notes are an integral part of these consolidated financial statements

OCEAN RIG ASA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
as of January 1, 2005 and March 31, 2005

		January 1, 2005	March 31, 2005
		(Unaudited)	(Unaudited)
	Note	USD	USD

	(Amounts in thousands)
ASSETS
Drilling rigs and other equipment	5	994,375	982,317
Long term receivables and other non-current assets		1,792	1,851

Total non-current assets		996,167	984,168

Current receivables	8	17,645	37,808
Restricted cash	9	6,922	12,425
Cash and cash equivalents		44,145	24,514

Total current assets		68,712	74,747

Total assets		1,064,879	1,058,915

LIABILITIES AND SHAREHOLDERS’ EQUITY
Share capital	10	129,468	135,504
Other equity	10	285,405	288,353

Total shareholders’ equity		414,873	423,857

Convertible loan	11	7,927	6,449
Long-term debt	11	554,265	550,046

Total long-term liabilities		562,192	556,495

Short term loan	11	22,011	21,629
Accounts payable		7,207	3,893
Other current liabilities	12	58,596	53,041

Total current liabilities		87,814	78,563

Total liabilities and shareholders’ equity		1,064,879	1,058,915

Note: The 1st Quarter of 2005 financial figures have been prepared based upon management’s interpretation of the International Financial Reporting Standards (IFRS) as published. The financial figures for 2004 have been restated accordingly. Due to possible changes in existing standards, new understanding and interpretation of existing standards and potential new standards, the figures may change later during 2005. Neither the 2005 nor the 2004 restated figures have been audited and must therefore be treated as preliminary figures.

The accompanying notes are an integral part of these consolidated financial statements

OCEAN RIG ASA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
for the three months ended March 31, 2004 and 2005

	Three months ended
	March 31,	March 31,
	2004	2005
	(Unaudited)	(Unaudited)
	USD	USD

	(Amounts in thousands)
Cash flow from operating activities:
Net loss	(16,471)	(8,826)
Adjustment to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	12,529	15,314
Write down and exploration expenses	5,310	—
Net unrealized foreign exchange (gain)	(789)	(259)
Change in operating assets and liabilities:
Other current assets	3,469	(20,162)
Accounts payable	(3,994)	(3,314)
Other liabilities	4,584	(5,555)
Other changes in non monetary items	200	775

Net cash flow (used in) provided by operating activities	4,838	(22,027)

Cash flow from investing activities:
Change in restricted cash	(3,146)	(5,503)
Purchase of machinery and equipment	(5,819)	(2,011)
Net change in non-current receivables	—	(59)

Net cash flow used in investing activities	(8,965)	(7,573)

Cash flow from financing activities:
Net proceeds from issuance of common shares	147	9,969

Net cash flow provided by financing activities	147	9,969

Net increase / (decrease) in cash during the period	(3,980)	(19,631)
Cash and cash equivalents at beginning of period	16,805	44,145

Cash and cash equivalents at end of period	12,825	24,514

Note: The 1st Quarter of 2005 financial figures have been prepared based upon management’s interpretation of the International Financial Reporting Standards (IFRS) as published. The financial figures for 2004 have been restated accordingly. Due to possible changes in existing standards, new understanding and interpretation of existing standards and potential new standards, the figures may change later during 2005. Neither the 2005 nor the 2004 restated figures have been audited and must therefore be treated as preliminary figures.

The accompanying notes are an integral part of these consolidated financial statements

OCEAN RIG ASA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the three months ended March 31, 2004 and 2005

					Total
	Share	Other paid in	Accumulated	Translation	Shareholders’
(Unaudited)	Capital	capital	losses	difference	Equity

	USD	USD	USD	USD	USD
	(amounts in thousands)
Balance at January 1, 2004	97,565	619,359	(278,782)		438,142
Share issue and conversion of debt	357	788			1,145
Share compensation expense		200			200

Change in translation differences				3,556	3,556
Net loss			(16,471)		(16,471)

Balance at March 31, 2004	97,922	620,347	(295,253)	3,556	426,572

Balance at January 1, 2005	129,468	676,504	(377,531)	(13,568)	414,873
Share issue and conversion of debt	6,036	5,066			11,102

Share compensation expense		775			775

Change in translation differences				5,933	5,933

Net loss			(8,826)		(8,826)

Balance at March 31, 2005	135,504	682,345	(386,357)	(7,635)	423,857

OCEAN RIG ASA
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1. Basis of preparation

     In these unaudited interim financial statements, references to the “Company” or “Ocean Rig” are to Ocean Rig ASA and subsidiaries as described in Note 1 to the audited consolidated financial statements and note thereto, included in the Company Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 9, 2005 (Annual Financial Statements).

     All entities in the group except for Ocean Rig ASA have USD as their functional currency. Ocean Rig ASA has NOK as its functional currency. Ocean Rig uses USD as reporting currency for its consolidated financial statements. Accordingly, all figures in this report are stated in USD unless otherwise specified. Ocean Rig ASA’s accounts for the first three months of 2005 and 2004 have been converted from NOK to USD applying an average exchange rate of 6.284 and 6.906 respectively for revenues and expenses and an exchange rate of 6.330 (noon buying rate) for assets and liabilities as of March 31, 2005 and 6.039 for assets and liabilities as of January 1, 2005.

     The 1st Quarter 2005 interim consolidated accounts of Ocean Rig have been prepared based upon the International Financial Reporting Standards (IFRS), including requirements of IAS 34 (Interim Financial Reporting), and certain supplemental disclosures required by IFRS 1 (first-time adoption of IFRS). IFRS differs in certain respects from accounting principles generally applied in the United States (US GAAP). For additional information relating to US GAAP see Note 15.

     In preparing the consolidated accounts, the company has taken into account all releases from IASB to March 31, 2005. However, subsequent amendments to or interpretation of IFRS may be announced by IASB in the future which may affect the 1st Quarter consolidated accounts.

     Until December 31, 2004, the company’s consolidated financial statements have been prepared in accordance with the Norwegian Accounting Act of 1998 and generally accepted accounting principles of Norway (NGAAP). NGAAP differs in certain respects from IFRS. The comparative figures in respect of the 1st Quarter 2004 are restated to reflect these differences. In addition, the 1st Quarter of 2004 was restated to reflect an adjustment for exploration cost as a result of a dry hole determined unsuccessful in May 2004 which was included in the 2003 Annual Report on Form 20-F filed in June 2004. The 1st Quarter 2004 report was released prior to the determination of the unsuccessful well.

     The IFRS accounting policies have been consistently applied in 2004 and 2005, except for those relating to the classification and measurement of financial instruments. Ocean Rig has elected to apply the exemption provided by IFRS 1 to implement IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) with effect from January 1, 2005 without retroactive application.

     Reconciliation and descriptions of the effects of the transition from NGAAP to IFRS on the Group’s equity and its net profit (loss), including the effects of IAS 32 and IAS 39, for 2004 consolidated financial statements, are shown in Note 16.

     In the opinion of management, all adjustments necessary for a fair presentation have been included in the accompanying unaudited financial statements. All intercompany transactions and balances have been eliminated in consolidation. The results of the interim period are not necessarily indicative of the results for the entire year.

     The unaudited interim financial statements should be read in conjunction with the Annual Financial Statements. The unaudited interim financial statements have been prepared using the same principles as in the previous periods as described in Note 1 to the Annual Financial Statements except as described below.

Drilling rigs and drilling equipment

     Drilling rigs and equipment are stated at historical cost, less accumulated depreciation and write-downs due to asset impairment. Cost excludes any interest incurred during the construction period.

     Expenditures for additions, significant renewals and betterments are capitalized, whereas expenditures for maintenance and repairs are expenses as incurred. When assets are sold or retired, their costs and related accumulated depreciation are removed from the accounts and any gain or loss is included in net income.

     Depreciation of drilling rigs and equipment is computed on a straight line basis over the estimated useful lives for each main component of the rigs. Depreciation is based upon historical cost less the net estimated residual value and dismantlement costs.

Pensions (Retirement benefit costs)

     Pension expense continues to be accounted for as described in Note 1 to the Annual Financial Statements. However, due to an adjustment to the January 1, 2004 opening balance for IFRS for unrecognized actuarial gains as of that date, subsequent pension expense, as restated, will be impacted. For additional information, see Note 16 to this report.

Share based incentive programs

     The cost of share based incentive programs are measured at fair value at the grant date. The cost is recognized over the vesting period as part of personnel expenses.

Debt issuance cost

     Debt issuance cost is deferred and classified net of the nominal value of the notes and loans.

Conversion rights

     Conversion rights embedded in a loan agreement are recognized as a component of shareholders’ equity. The estimated value of the conversion rights is valued as the difference between the nominal loan value and the sum of the net present value of the future principal and the interest payments, discounted at the market interest rate at the time of issue on a comparable loan without conversion rights.

     No dividends were declared by the Company for the unaudited interim periods presented.

2. Segment information

     The table below presents information about reported segments for the quarters ending March 31, 2004 and 2005:

	Offshore
	Drilling
	Operations	Other	Total
	USD	USD	USD
	(amounts in thousands)
Q1 2004
Operating revenues non-related parties	12,766	—	12,766
Operating revenues related parties	10,687	—	10,687

Total Operating revenues	23,453	—	23,453

Operating expenses	11,906	—	11,906
Depreciation	10,910	—	10,910
Exploration expenses	—	5,310	5,310

Operating profit/(loss)	637	(5,310)	(4,673)

Interest and financial income	16,696	—	16,696
Interest and financial expense	28,493	—	28,493

Loss before income taxes	(11,160)	(5,310)	(16,470)

	Offshore
	Drilling
	Operations	Other	Total
	USD	USD	USD
	(amounts in thousands)
Q1 2005
Operating revenues non-related parties	46,236	—	46,236
Operating revenues related parties	—	—	—

Total Operating revenues	46,236	—	46,236

Operating expenses	25,624	—	25,624
Depreciation	14,069	—	14,069

Operating profit	6,543	—	6,543

Interest and financial income	1,348	—	1,348
Interest and financial expense	15,910	—	15,910

Loss before income taxes	(8,019)	—	(8,019)

3. Salaries and other personnel expenses

	Three months ended March 31,
	2004	2005
	USD	USD
	(amounts in thousands)
Salaries	2,762	4,426
Social security taxes	397	2,770
Net pension cost	230	420
Other personnel expenses	3,246	2,900

Total salaries and other personnel expenses	6,635	10,516

4. Stock Compensation

Settlement of options to Board of Directors and Management

     Activity in the Company’s share option plans for the quarter ending March 31, 2005 was as follows:

	Exercise price greater than		Exercise price less than		Total
	grant date share fair value		grant date share fair value
	Number	Weighted average	Number	Weighted average	Number	Weighted average
	of Shares	exercise price	of Shares	exercise price	of Shares	exercise price

		(NOK)		(NOK)		(NOK)
Outstanding at January 1, 2005	7,530,000	15.00	140,000	15.00	7,670,000	15.00

2003 options exercised for shares	(2,555,000)	15.00	—		(2,555,000)	15.00
2003 options exercised for cash	(4,975,000)	28.565	(140,000)	28.565	(5,115,000)	28.565
2004/06 options granted *	—		5,387,500	28.565	5,387,500	28.565
2004/06 options expired	—		—		—

Outstanding at March 31, 2005	—		5,387,500	28.565	5,387,500	28.565

* Board members Morten Borge and Roy Mosvold were granted 150,000 options each which have not been included in the above table. They resigned from the Board on January 31, 2005, and consequently all options granted were cancelled.

     With reference to the 2003 Option Program, directors and members of management exercised all 7,670,000 outstanding options in exchange for shares or cash settlement on January 3, 2005. For further details, see below.

     At the Company’s Extraordinary General Meeting on December 22, 2004, a new share based incentive program (2004/2006 Option Program) was approved for the issue of options to acquire up to 6,200,000 shares to the management and Board members. 1,800,000 options were allocated to the Executive Chairman, 800,000 were allocated to the Deputy Chairman, 600,000 in aggregate were allocated to the other Board members and 3,000,000 were allocated to management and key employees. None of these share options were granted at December 31, 2004. The new options will, subject to certain conditions (see below), become fully vested by holding a certain number of Ocean Rig shares and by employment as of December 29, 2005, and will expire on January 4, 2006. The exercise price of the new options was determined on January 5, 2005 to be NOK 28.565 per share, the volume weighted average trading price between December 29, 2004 and January 5, 2005.

     In order to qualify for the new options, participants who had options under the 2003 Option Program were obligated to retain 44.7% of their shares from exercising their options under the 2003 Option Program or, in the case of exercise of 2003 options for cash settlement, reinvest 44.7% of their profit from such exercise in Ocean Rig shares, and retain such shares until the new options are vested. The option holder may after April 1, 2005 sell shares acquired and retained in accordance with the above. In the event of such sale, a proportion of the options granted to the holder equal to the proportion of the retained shares sold, will automatically lapse without compensation to the holder. Furthermore, an option holder who resigns from the company, or in the case of Board members, is not re-elected, will, subject to certain conditions, loose all options granted.

     On January 31, 2005, Morten Borge and Roy Mosvold notified the company about their decision to resign as Board members with immediate effect, due to their participation in a project that potentially could have conflicting interests with the company. All the 300,000 options granted under the 2005 option program were cancelled upon their resignation.

     Of the total 7,670,000 options in the 2003 Option Program, 2,555,000 options were exercised in exchange for 2,555,000 shares at NOK 15 per share, corresponding to a total subscription amount of NOK 38.3 million. The remaining 5,115,000 options were exercised in exchange for cash settlement at NOK 28.565 per share, the volume weighted average trading price between December 29, 2004 and January 5, 2005, less the strike price (averaging NOK 15 per share), corresponding to NOK 69.4 million. The option holders who exercised their options for cash settlement, reinvested a total of NOK 24.3 million in Ocean Rig shares, corresponding to 851,303 new shares at NOK 28.565 per share.

     The option holders who exercised options for shares were granted 1,937,500 options (including 150,000 options to Roy Mosvold, since cancelled) in the new 2004/2006 Option Program The option holders who exercised their options for cash settlement, were granted 3,210,000 options (including 150,000 options to Morten Borge, since cancelled) in the new 2004/2006 Option Program. In addition, 540,000 new options were granted to new option holders who did not participate in the 2003 Option Program.

     As a result of the above exercises, commitments, and allocations, a total of 3,406,303 new shares were issued and a total of 5,387,500 new options were granted. The Executive Chairman, Geir Aune, committed to reinvest 44.7 % of his gain from cash settlement in order to qualify for 1,800,000 million new options. Geir Aune, Morten Borge (director) and J. Frithjof Skouverøe (director) and members of management committed together to reinvest on average 35.6 % of their gain from cash settlement in order to qualify for 3,097,500 options in the new 2004/2006 Option Program.

     Expenses related to the above mentioned option programs amounts to USD 1.9 million (including social security tax) for the 1st Quarter and are included in salaries and other personnel expenses.

5. Drilling rigs and other equipment

	Drilling rigs	Other equipment	Total
	USD	USD	USD
	(amounts in thousands)
Balance at January 1, 2005	994,195	180	994,375
Investments	1,991	20	2,011
Depreciation	(14,057)	(12)	(14,069)

Balance at March 31, 2005	982,129	188	982,317

6. Income tax expense

     The company incurred current tax expense of USD 0.8 million and USD 0.0 million related to activities outside of Norway for the periods ended March 31, 2005 and March 31, 2004, respectively. Ocean Rig has tax loss carry forwards resulting in net deferred tax assets. Given the history of taxable losses, the company has provided a full valuation allowance for net deferred tax assets.

7. Basic and diluted earnings / loss per share

     Basic earnings / loss per share calculations are based on the weighted-average number of common shares outstanding during the period, while diluted earnings per share calculations are calculated using the weighted-average number of common shares and potentially dilutive securities outstanding during each period. The diluted share base for the three months ended March 31, 2004 and March 31, 2005 excludes any incremental shares as any additional shares would be antidilutive.

	March 31, 2004	March 31, 2005
Number of shares outstanding	64,265,528	87,299,285
Average number of shares outstanding	64,150,026	86,205,224
Average diluted number of shares outstanding	64,150,026	86,205,224
Earnings per share	(0.26)	(0.10)
Diluted earnings per share	(0.26)	(0.10)

8. Current receivables

	January 1, 2005	March 31, 2005
	USD	USD
	(amounts in thousands)
Trade receivables – non-related parties	8,431	29,277
Trade receivables – related parties	342	342
Market value of financial instruments	880	—
Prepaid personnel expenses	512	1,671
Deferred mobilization cost	5,314	4,241
Other current receivables	2,166	2,277

Current receivables	17,645	37,808

9. Restricted Cash

     Restricted cash relates to cash pledged as collateral for the Fortis Facility, bank guarantees, other suppliers and employee withholding tax amounts.

     Below are restricted cash items at January 1, 2005 and March 31, 2005:

	January 1, 2005	March 31, 2005
	USD	USD
	(amounts in thousands)
Retention account – Fortis Loan Facility	5,638	9,965
Amount pledged as collateral for bank guarantees to suppliers and foreign exchange deposit	493	1,996
Taxes withheld from employees	791	464

Total restricted cash	6,922	12,425

10. Share issuances

     During the first quarter 2005, Ocean Rig issued 3,406,303 new shares as a result of the exercise of the 7,670,000 options under the 2003 Option Program, increasing the total number of outstanding shares in Ocean Rig ASA from 83,506,423 to 86,912,726.

     During the first quarter 2005, bondholders converted 635 Mandatory Convertible Bonds with a nominal value of NOK 0.6 million in the Mandatory Convertible Bond Issue 2002/2005 (ISIN NO 001015769.6) into 18,138 ordinary shares at NOK 35 per share. Furthermore, investors converted 7,000 Convertible Bonds with a nominal value of NOK 7.0 million in the 7% Convertible Bond Issue 2004/2007 (ISIN NO 001 022953.7) into 368,421 ordinary shares at NOK 19 per share.

     These conversions increased the number of ordinary shares outstanding in Ocean Rig ASA from 86,912,726 to 87,299,285

11. Notes and loans

	January 1, 2005	March 31, 2005
			Less
			unamortized balance
			of conversion	Book value
	Book value of notes		rights and debt	of notes
	and loan	Face value of loan	issuance costs (*)	and loan

	USD	USD	USD	USD
	(amounts in thousands)
1998 Notes and Loans	343,923	350,000	(5,735)	344,265
Floating rate loan - Fortis facility (USD 99.3 million)	98,158	99,250	(1,031)	98,219
Convertible bonds - 2000 (**)	22,011	22,038	(409)	21,629
Mandatory Convertible Bonds - 2002/ 2005	1,833	1,709	(36)	1,673
7% Convertible bonds 2004/ 2007	6,094	5,403	(627)	4,776
11% Callable bond 2004/ 2009	112,184	109,526	(1,964)	107,562

Total notes and loans	584,203	587,926	(9,802)	578,124

(*)Notes and loans are reflected at amortized cost which is net of the unamortized conversion rights and debt issuance costs.

(**) Convertible bonds 2000 are due in 2005 and are therefore classified as the short term debt.

1998 Notes and Loans and Floating-Rate Loan Credit Facility (“2002 Fortis facility”)

1998 Notes and Loans

     At January 1, 2005 and March 31, 2005 Ocean Rig had long-term debt with a face value of USD 350 million related to financing of the construction projects for Leiv Eiriksson and Eirik Raude. It was issued in May 1998 by Ocean Rig Norway, a wholly owned subsidiary of Ocean Rig ASA. The USD 350 million debt consists of 10 1/4% Secured Notes Due 2008 (the “1998 Notes”) with a face value of USD 225 million and Floating Rate Secured Loans Due 2008 (the “1998 Loans”) with a face value of USD 125 million. The interest rate in respect of the 1998 Loans is LIBOR + 4.75%.

     Ocean Rig ASA and the two rig companies owning Leiv Eiriksson and Eirik Raude have fully and unconditionally guaranteed the 1998 Notes and the 1998 Loans on a joint and several basis. The 1998 Notes and the 1998 Loans, contain covenants typical in bond financing (including inter alia restrictions on additional indebtedness, creation of liens, sale of assets and payments of dividends). The 1998 Loans are fully redeemable at par. The 1998 Notes are fully redeemable at a 3.4% premium, reducing to 1.7% from June 1, 2005.

     The 1998 Notes and the 1998 Loans are secured by a first priority charge in respect of Leiv Eiriksson and related assets and a second priority charge (subordinate to the USD 99.3 million Fortis Facility, described below) on Eirik Raude and related assets.

Floating Rate Loan Facility - USD 99.3 million Fortis Facility

     In November 2001, the Group entered into an agreement with Nordea Bank Norge and Fortis Bank (the Fortis Facility) for a six year term loan for an amount up to USD 99.3 million to refinance existing debt. The Fortis facility was drawn down on June 28, 2002. The loan has a six year term with final payment on February 28, 2008. The loan has no installments but Ocean Rig is required to pay on a monthly basis an amount which currently is approximately USD 1.4 million to a restricted retention account. The amount in the restricted account can only be used to pay interest or repay the loan. The loan may be repaid at any time without penalty and is secured by a first priority charge in Eirik Raude and related assets.

     Interest on the Fortis Facility accrues at a rate equal to LIBOR plus a margin of 2.75% and is paid monthly to the retention account. The Fortis Facility includes covenants typical for bank loans, including a requirement that the Company shall have a minimum balance of unrestricted cash reserves and certain financial covenants such as maintaining a positive working capital and minimum value adjusted equity.

     In May 2004, an amendment to the Fortis Agreement was agreed whereby approximately USD 7.2 million previously paid into retention would be released from the restricted account for the purpose of improving the working capital at the time. Out of this amount, USD 3.7 million shall be repaid into the restricted account over a period of 14 months. The balance shall be repaid into the restricted account over the life of the Fortis Facility.

     Taking into consideration the amendments mentioned above, the Company was in compliance with all financial covenants at March 31, 2005.

Long term bonds

Convertible Bonds 2000

     In 2000, convertible bonds with total face value of NOK 500 million were issued. These comprise a 13% Subordinated Convertible Bond Issue 2000/2005 with a face value of NOK 200 million and an 11% Subordinated Convertible Bond Issue 2000/2005 with a face value of NOK 300 million. No security has been provided for the convertible loans. The loans and the associated interest are subordinate to all the other debt of the Company and pari passu with all other unsecured subordinated debt of the Company.

     During August and September 2002, NOK 107 million of the NOK 500 million loans were converted to the new Mandatory Convertible Bond 2002 / 2005.

     In October 2004, a further NOK 83 million and NOK 170.5 million of the 13% and 11% Convertible Bonds, respectively were voluntarily redeemed and prepaid in exchange for a corresponding participation in the Company’s new 11% Bond (described below). The combined outstanding amount under the 13% and 11% Convertible Bonds as of March 31, 2005 was NOK 139.5 million (face value USD 22.0 million).

     The 13% and 11% Convertible Bonds were fully repaid on maturity date May 25, 2005.

Mandatory Convertible Bonds 2002 / 2005

     The Company issued a zero coupon long term convertible bond in August and September 2002 with a total face value of NOK 669.5 million. The loan matures on August 22, 2005, at which time the full outstanding principal balance becomes due. The bondholders may convert the loan into shares in the Company at a conversion rate of NOK 35 per share at any time during the term of the loan. The bondholders are obligated to convert outstanding bonds at the maturity date of the loan if such conversion is required by the Company, unless the Company undergoes debt negotiations or bankruptcy proceedings have been initiated. The loan is subordinated to all other debt of the Company, whether subordinated or not.

In 2004 and 2005, the following conversions of Mandatory Convertible Bonds took place:

     From December 31, 2003 to November 3, 2004 bonds with a nominal value of NOK 95.2 million were converted into 2,721,083 shares in the Company.

     On November 3, 2004, the Company offered a collective conversion into shares at NOK 35 per share in exchange for a 1% conversion fee. At the expiry of the offer period, investors representing Mandatory Convertible Bonds with a nominal value of NOK 467.9 million, or 97.6% of the outstanding bonds at the time of offer were converted into 13,367,495 shares.

     In March, 2005 investors converted a further 635 Mandatory Convertible Bonds with a nominal value of NOK 0.6 million in the Mandatory Convertible Bond Issue 2002/2005 (ISIN NO 001015769.6) into 18.138 ordinary shares at NOK 35 per share.

     The outstanding amount of Mandatory Convertible Bonds on March 31, 2005 was NOK 10.8 million (face value USD 1.7 million). The outstanding loan balance may be converted to 309,062 shares in the Company.

7% Convertible bond 2004 / 2007

     The Company issued a 7% convertible bond with a face value of NOK 104.9 million (USD 15.2 million at historical exchange rate) in June 2004. The bonds mature in June 2007. The bonds were redeemable at the Company’s option at any time prior to December 22, 2004 at a price of 130% of the issue price. The Company did not use the right to redeem any of the bonds. The bondholders may convert the loan into shares in the Company at a conversion rate of NOK 19 per share at any time during the term of the loan. Interest is payable in June each year.

     No security has been provided for the convertible bond. The loan shall rank pari passu with all other unsecured subordinated debt of the Company. The loan agreement also imposes certain structural restrictions on the Company.

     In October and December 2004, 60.7% or a total of NOK 63.7 million were converted into 3,352,631 shares. As of December 31, 2004 the outstanding amount was NOK 41.2 million (face value USD 6.8 million). No interest payment has yet become due.

     In March 2005, investors converted 7,000 Convertible Bonds with a nominal value of NOK 7.0 million in the 7% Convertible Bond Issue 2004/2007 (ISIN NO 001 022953.7) into 368,421 ordinary shares at NOK 19 per share.

     As of March 31, 2005 the outstanding amount was NOK 34.2 million (face value USD 5.4 million). No interest payment has yet become due. The outstanding loan balance may be converted to 1,800,000 shares in the Company.

Callable bonds 2004 / 2009

     In October 2004 the Company issued senior unsecured bonds with a face value of NOK 630 million 11% (tranche 1) and a face value of USD 10 million 11% (tranche 2) to refinance short term debt maturities and improve working capital. Repayment is due in full in October 2009. The bonds are callable at 103% up to October 15, 2005 and at 102.5% up to May 15, 2006. Annual interest payment is due each October.

     No security has been provided for the callable bonds. The loan shall rank pari passu with all other unsecured subordinated debt of the Company. The loan agreement also imposes certain structural restrictions on the Company.

     Proceeds of NOK 83 million and NOK 170.5 million of the proceeds were used to redeem 13% and 11% Convertible Bonds, respectively, and NOK 148.0 million was used to prepay the USD 20.5 million bridge loan, incurred in May 2004. The balance of proceeds net of financing cost has been added to the Company’s working capital.

     As of March 31, 2005, no bonds have been called by the Company and the outstanding amount of tranche 1 and tranche 2 was NOK 630 million (USD 99.5 million) and USD 10 million, respectively.

12. Other current liabilities

	January 1, 2005	March 31, 2005
	USD	USD
	(amounts in thousands)
Accrued interest and other financial expenses	7,081	16,274
Accrued compensation share option program	14,814	1,762
Taxes withheld and social security tax	4,584	1,911
Advance payment from customers	22,312	23,676
Investment in joint venture	1,059	1,059
Accrued rig operating expenses	6,583	5,298
Other accrued expenses	2,163	2,365
Market value of financial instruments	—	696

Other short term liabilities	58,596	53,041

13. Contingencies

Insurance

     The Company has obtained insurance for the assessed market value of the rigs. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company. Moreover, the Company’s insurance coverage may not protect against loss of income. The occurrence of casualty or loss against which the Company is not fully insured could have a material adverse effect on the Company’s results of operations and financial condition.

Environmental matters

     The Company’s operations may involve the use or handling of materials that may be classified as environmentally hazardous substances. Environmental laws and regulations applicable in the countries in which the Company intends to conduct operations have generally become more stringent. Such laws and regulations may expose the Company to liability for the conduct of or for conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such actions were taken. In recent years, increased concern has been raised over protection of the environment. Offshore drilling in certain areas has been opposed by environmental groups, and, in certain areas, has been restricted. To the extent new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry in general or the offshore drilling industry in particular, the Company’s business or prospects could be materially adversely affected. The amendment or modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production for oil and gas for political, economic, environmental, or other reasons could have a material adverse effect on the Company’s business, operating results or financial condition. The Company cannot predict the extent to which future earnings may be affected by compliance with any such new legislation or regulations. In addition, the Company may become subject to additional laws and regulations as a result of future vessel operation or relocation or other operations of the Company being conducted in jurisdictions in which it is not currently operating.

     The Company expects that it will be able to obtain some degree of contractual indemnification from its customers in most of its drilling contracts against pollution and environmental damages, but there can be no assurance that such indemnification will be enforceable in all instances, that the customer will be financially capable in all cases of complying with its indemnity obligations or that the Company will be able to obtain such indemnification agreements in the future.

     The Company expects to maintain insurance coverage against certain environmental liabilities, including pollution caused by sudden and accidental oil spills. There can be no assurance, however, that such insurance will be obtained, will continue to be available or carried by the Company or, if available and carried, will be adequate to cover the Company’s liability in all circumstances, which could have a material adverse effect on the Company’s business, operating results and financial conditions.

Litigation

     Except for the matters discussed below, we are not a party to any material litigation other than routine legal proceedings incidental to our business.

•	Ocean Rig has received a counter claim from Halifax Shipyard relating to the last invoice for the construction of Eirik Raude in response to a significantly higher claim served by Ocean Rig. The Halifax Shipyard counter claim amounts to approximately USD 3 million. The counter claim is disputed by Ocean Rig.

•	Ocean Rig has received a tort claim from Willi Garry, a former Fried & Goldman employee, of approximately USD 1 million. Mr. Garry lost the related court case but has appealed. Management evaluates the possibility of suffering any losses in relation to this counter claim as remote.

14. Subsequent events

Increased capital

     In May, 2005, investors converted 1,093 Mandatory Convertible Bonds with a nominal value of NOK 1.1 million in the Mandatory Convertible Bond Issue 2002/2005 (ISIN NO 001015769.6) into 31.228 ordinary shares at NOK 35 per share

     These conversions reduced the outstanding amount under the Mandatory Convertible Bond Issue from NOK 10.8 million to NOK 9.7 million and increased the number of ordinary shares outstanding in Ocean Rig ASA from 87,299,285 to 87,330,513.

Contract for six wells for Leiv Eiriksson

     On March 29, Ocean Rig announced a Letter of Intent for a six well firm contract, plus a one year option, with Total for work offshore Angola (and potentially offshore Congo). Leiv Eiriksson commenced drilling under the contract with Total E&P on April 21,2004. This contract is expected to continue through the end of 2005. Total has an option to engage the Leiv Eiriksson for one additional year which must be exercised by September 1, 2005; however, the option is non-exclusive – that is, we may contract the Leiv Eiriksson to another company at any time during the option period so long as Total has not yet exercised its option.

Eirik Raude spill in the Barents Sea

     On April 12, 2005 a hydraulic hose ruptured and resulted in a spill of a limited volume of hydraulic fluid into the sea. It is not believed that the spill had any significant impact on the environment. A thorough investigation of these incidents has been completed and measures have been implemented in order to reduce the possibility of further spills. The rig continued its drilling program on May 4, 2005.

Announcement of financial advisers

     On April 26, 2005 we announced the appointment of Morgan Stanley and DnB NOR Bank as financial advisers to review options for refinancing the company’s outstanding debt. On May 19, 2005 the company announced a tender offer relating to our 10 1/4% Secured Notes Due 2008. The successful tender (97% consent) will reduce the prepayment notice period from 30 days to 3 days. The refinancing process is expected to be completed during the 2nd Quarter 2005.

Repayment of Convertible Bonds 2000

     On May 25, 2005, the Company repaid the full outstanding amounts of 11% and 13% NOK Convertible Bonds 2000 plus interest due.

15. Differences between IFRS and US GAAP

     The financial statements are prepared in accordance with IFRS, which differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”). The historical figures for 2004 has been converted to IFRS, reference is made to note 16 “Transition to IFRS.”

(a) Reconciliation of net loss and shareholders’ equity

     Below is a reconciliation of net loss from IFRS to US GAAP:

	Three months ended
	March 31,	March31,
	2004	2005
	USD	USD
	(amounts in thousands)
Net loss in accordance with IFRS	(16,471)	(8,826)
Share options plan (a)
Accrued share compensation expense (APB 25)	(2,297)	(2,319)
Reversal of IFRS share compensation expense	200	775
Social security tax 2003 options exercised	—	(3,249)
Reversal of IFRS accrued social security tax on options	456	1,114
Adjustments to fixed assets and depreciation (b)
Difference in depreciation of rig due to write-down and capitalized interest and other	(4,238)	(2,525)
Troubled debt restructuring (c)	(374)	(6)
Debt modification expense (d)	—	(10)
IFRS amortization of convertion rights (e)	—	629
Other	9	—
Tax effect of US GAAP adjustments (f)	—	—

Net loss in accordance with US GAAP	(22,715)	(14,417)

Basic earning per share according to US GAAP	(0.35)	(0.17)
Diluted earning per share according to US GAAP	(0.35)	(0.17)

Below is a reconciliation of shareholders equity from IFRS to US GAAP:

	January 1,	March 31,

	2005	2005
	USD	USD
	(amounts in thousands)
Shareholders’ equity in accordance with IFRS	414,873	423,857

Share options (a)
Share compensation expense, US GAAP	(15,328)	(17,647)
Reversal of share compensation expense, IFRS	699	1,474
Share compensation to paid-in capital, US GAAP	5,094	7,359
Reversal of share compensation to paid-in capital, IFRS	10,789	10,014
Difference in timing of accrued social security tax on options	3,359	1,224
Adjustments to fixed assets and depreciations (b)
IFRS reversed capitalized interest	79,153	78,426
Write-down of rig value	169,683	167,885
Troubled debt restructuring (c)	466	460
Conversion of troubled debt to shareholders equity	(676)	(676)
Debt modification expense (d)	246	236
IFRS value of convertion rights (e)	(1,535)	(906)
Other	(121)	(121)
Translation differences, US GAAP adjustments	9,375	9,464
Tax effect of US GAAP adjustments (f)	(263)	(263)

Shareholders’ equity in accordance with US GAAP	675,814	680,786

a) Employee options

     Under US GAAP, the plan is accounted for as a variable plan, in accordance with Accounting Principles Board opinion (APB) No. 25 “Accounting for Stock Issued to Employees” and Financial Accounting Standards Board Interpretation (FIN) No. 44, “Accounting for Certain Transactions Involving Stock Compensation”. Under variable plan accounting the compensation expense is measured and determined as the difference between the fair value of the underlying stock and the exercise price of the option (the intrinsic value of the options) at each balance sheet date until the option is exercised. The compensation expense is accrued and expensed as salary over the service period.

     Under IFRS 2 (“Share based payments”) employee share options is valued at estimated fair value at the grant date using the Black and Scholes option pricing model. The estimated fair value is expensed evenly over the vesting period for the share options.

     IFRS requires the Company to accrue for social security tax. The basis for the accrual is the intrinsic value of the options at the balance sheet date multiplied with the social security tax rate. The cost is expensed as salary expenses over the service period. According to US GAAP, the social security tax should not be accrued for until the options are exercised.

     In accordance with Statement of Financial Accounting Standards no. 123 (SFAS 123) pro-forma information is required to be shown based upon a calculation of the fair value of the options granted estimated using an option-pricing model. The Company’s pricing model is based upon the Black-Scholes model using the following assumptions:

	Three month period ended
	March 31, 2004	March 31, 2005
Expected volatility	55%	35%
Risk-free interest rate	2.100%	2.083%
Expected life (years)	1.6	1.0
Expected dividend rate	—	—

     The following table summarizes the pro-forma effect of share compensation measured following the fair-value method:

	Three month period ended
	March 31, 2004	March 31, 2005
	USD	USD
	thousands
Net loss as reported – US GAAP	(22,715)	(14,417)
Reversal of APB 25 expense	2,297	2,319
Add: Compensation expense that would have been included in net income had the Company adopted the accounting provisions of SFAS No. 123 for all awards	(200)	(775)
Pro-forma net loss – US GAAP	(20,618)	(12,873)

Basic earnings per share, as reported	(0.35)	(0.17)

Basic earnings per share, pro forma	(0.32)	(0.15)

Diluted earnings per share, as reported	(0.35)	(0.17)

Diluted earnings per share, pro forma	(0.32)	(0.15)

b) Write-down of rig value and capitalized interest

     Under US GAAP, an asset is tested for impairment based on an undiscounted cash flow. If the carrying amount of the asset is higher than the impairment value, the asset should be written down to fair value, which is based on net estimated discounted future cash flows. Under IFRS the impairment test is based on net estimated discounted future cash flows (fair value). If the fair value is lower than the carrying amount of the asset the asset is written down to the fair value. As a result, the IFRS impairment is reversed for US GAAP.

     For US GAAP, the cost of rigs include interest incurred during the construction period, while for IFRS benchmark treatment is to expense interest as incurred. Accordingly, depreciation differs between the two sets of accounting principles as a result of differing cost bases.

c) Troubled debt restructuring.

     Under US GAAP, if a creditor for economic or legal reasons related to a debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider, a restructuring of debt constitutes a troubled debt restructuring. US GAAP defines a specific methology to determine if a creditor has granted a concession. Based on this, the 2002 exchange of a portion of the USD short-term loan and the Convertible Bonds 2000 into the Mandatory Convertible Bond 2002 qualifies as a troubled debt restructuring. Under IFRS, the exchange has been accounted for as an extinguishment of debt, resulting in a loss. For US GAAP, the loss was deferred and recorded as a reduction to the loan balance. Under accounting for troubled debt restructuring, subsequent to the exchange interest expense is recognized using the straight line method, which approximates effective interest method, to amortize from the carrying value to the undiscounted future cash payments under the Mandatory Convertible Bond 2002.

     During 2004, the majority of the debt instruments classified as troubled debt were converted into shareholders ´ equity. The corresponding unamortized debt restructuring cost has been recorded net of tax, as part of paid-in capital.

d) Debt modification costs

     The company issued in October 2004 senior unsecured bonds with a face value of NOK 630 million, and USD 10 million respectively. Of the total proceeds, NOK 253.5 million were used to redeem Convertible Bonds issued in 2000.

     Under IFRS the repayment was considered an extinguishment of debt and fees relating to the bonds issued in 2004 were capitalized as debt issuance cost. Costs related to the repayment of Convertible Bonds 2000 were expensed.

     Under US GAAP the use of proceeds to redeem old debt were considered a minor modification of debt instruments (in accordance with EITF 96-19). All third party costs relating to debt modification are expensed, and conversion fees paid to bond-holders along with remaining unamortized debt issuance cost are amortized over the term of the modified debt. The 2004 adjustments reflect a reversal of the IFRS treatment and entries necessary for a debt modification (under US GAAP).

e) Conversion rights

     For IFRS, the estimated value of conversion rights embedded in certain loan agreements are recognized as components of equity rather than debt balances. The initial debt balance is increased through amortization, using the effective interest method, to its maturing amount. Under US GAAP, conversion rights are only valued to the extent they include a beneficial conversion feature at issuance.

f) Tax effect of U.S. GAAP adjustments

     The tax effect of temporary differences on US GAAP adjustments give rise to deferred tax assets (liabilities). However, Ocean Rig has tax loss carry forwards resulting in net deferred tax assets. Given the history of taxable losses, the company has provided a full valuation allowance from net deferred tax assets and therefore, there is no deferred tax expense or benefit for either period.

16. Transition to IFRS

A            GENERAL INFORMATION

The EU commission requires that all listed companies apply International Financial Reporting Standards (IFRS) to prepare their consolidated financial statements for accounting periods beginning on or after January 1, 2005. Since Norway is part of the European Economic Area (EEA) agreement, this requirement is also applicable to Norwegian companies listed on the Oslo Stock Exchange.

In order to present comparable figures for 2004, a consolidated opening balance sheet as of January 1, 2004 based upon IFRS has been prepared. The consolidated income statement for 2004 and the consolidated balance sheet as of December 31, 2004 have also been restated based upon IFRS. This note provides a description of the material differences between Norwegian Generally Accepted Accounting Principles (NGAAP) as previously applied by Ocean Rig and IFRS. In addition, reconciliations between the consolidated figures prepared in accordance with Norwegian Generally Accepted Accounting Principles (NGAAP) to IFRS are presented.

IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) will be implemented by Ocean Rig with effect from January 1, 2005 and, in accordance with the exemption provided by IFRS 1, will not have retroactive application. Accordingly these standards have no effect on the comparative figures in 2004. The transition effects of IAS 32 and 39 for 2005 are discussed below under item E in this Note.

Releases from the International Accounting Standards Board (IASB) up to March 31, 2005, are included in this note. IASB is the EU-authority responsible for defining IFRS. Definitions and amendments under IFRS are issued as International Financial Reporting Standards (IFRS) or International Accounting Standards (IAS) and are numbered sequentially. However, IFRS requires that standards that are effective on December 31, 2005 shall be applied to determine the Company’s opening IFRS balance sheet as at January 1, 2004 and to its IFRS financial statements for each of the two years ended December 31, 2005. Accordingly, the information presented in this note is subject to change related to new IFRS standards that become effective up to and including December 31, 2005 and new interpretations with regards to existing standards.

The following IFRS reconciliation and disclosures have not been audited

B            TRANSITION DIFFERENCES

     The most significant changes to Ocean Rig’s NGAAP consolidated financial statements arising from the transition to IFRS are related to the following:

•	Residual values of the rigs

•	Interest costs incurred during construction of the rigs

     Both of the above items are described in more detail in item D of this Note. The transition to IFRS has the principal following effects on Ocean Rig’s consolidated financial statements for 2004:

•	the book value of shareholders’ equity as of January 1, 2004 was reduced by USD 80.2 million to USD 438.1 million, mainly due to the treatment of interest incurred during construction as an expense rather than as capitalized interest for the Leiv Eiriksson rig. This also reduced the book value of drilling rigs.

•	the loss before taxes for 2004 was reduced by USD 3.5 million from USD (102.3) million to USD (98.8) million, primarily due to lower depreciation resulting from the reduction in book value of Leiv Eiriksson

•	the book value of shareholders’ equity as of December 31, 2004 was reduced by USD 76.2 million to USD 413.3 million as a result of the combined effect of the reduction of the rig book value as of January 1, 2004 and the increase in after tax earnings during the year 2004.

C            RECONCILIATION OF DIFFERENCES BETWEEN NGAAP AND IFRS

OPENING CONSOLIDATED BALANCE SHEET AS OF 01.01.2004

	NGAAP	I	II	III / IV	IFRS
Amounts in USD 1,000		Residual	Capitalized	Pensions
		value	interest	and options
Drilling rigs and other equipment	1,093,730	1,713	(82,059)		1,013,384
Long-term receivables and other non-current assets	10,325			157	10,482
Account receivables	6,435				6,435
Other current receivables	7,657				7,657
Restricted cash	5,089				5,089
Cash and cash equivalents	16,805				16,805

TOTAL ASSETS	1,140,041	1,713	(82,059)	157	1,059,852

Share capital	97,565				97,565
Other paid in capital	618,649			710	619,359
Other equity	(197,883)	1,713	(82,059)	(553)	(278,782)

Total equity	518,331	1,713	(82,059)	157	438,142

Convertible loans	139,623				139,623
Notes and loans	449,250				449,250
Accounts payable	6,621				6,621
Short term loan	4,000				4,000
Other current liabilities	22,216				22,216

Total liabilities	621,710	—	—	—	621,710

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,140,041	1,713	(82,059)	157	1,059,852

PROFIT AND LOSS ACCOUNT 2004

	NGAAP	I	II	III / IV	IFRS
Amounts in USD 1,000		Residual	Capitalized	Pensions
		value	interest	and options
Operating revenues	88,563				88,563

Operating expenses:
Salaries and other personnel expenses	24,796			480	25,276
Other operating and administrative expenses	41,604				41,604
Depreciation, amortization and asset impairment write-down	62,406	(1,111)	(2,906)		58,389

Total operating expenses	128,806	(1,111)	(2,906)	480	125,269

OPERATING RESULT	(40,243)	1,111	2,906	(480)	(36,706)

Financial income and expenses:
Interest and other financial income	71,519				71,519
Interest and other financial expenses	132,297				132,297

Net financial expenses	(60,778)	—	—	—	(60,778)

LOSS BEFORE TAXES	(101,021)	1,111	2,906	(480)	(97,484)

Income tax expense	1,266				1,266

NET LOSS FOR THE YEAR	(102,287)	1,111	2,906	(480)	(98,750)

CLOSING CONSOLIDATED BALANCE SHEET AS OF 31.12.2004

	NGAAP	I	II	III	IFRS
Amounts in USD 1,000		Residual	Capitalized	Pensions
		value	interest	and options
Drilling rigs and other equipment	1,070,704	2,824	(79,153)		994,375
Long-term receivables and other non-current assets	11,275			121	11,396
Account receivables	8,773				8,773
Other current receivables	8,872				8,872
Restricted cash	6,922				6,922
Cash and cash equivalents	44,145				44,145

TOTAL ASSETS	1,150,691	2,824	(79,153)	121	1,074,483

Share capital	129,468				129,468
Other paid in capital	685,759			(10,790)	674,969
Other equity	(325,681)	2,824	(79,153)	10,911	(391,099)

Total equity	489,546	2,824	(79,153)	121	413,338

Convertible loans	8,670				8,670
Notes and loans	563,572				563,572
Accounts payable	7,207				7,207
Short term loan	23,100				23,100
Other current liabilities	58,596				58,596

Total liabilities	661,145	—	—	—	661,145

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,150,691	2,824	(79,153)	121	1,074,483

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY ACCORDING TO IFRS:

Amounts in USD 1,000
Shareholder’s Equity as of 01.01.2004	438,142
Share issue, net of share issuance cost	99
Conversion of convertible debt, net of cost related to the converted debt	98,914
Compensation cost related to share option program	(11,943)
Net loss	(98,750)
Share option program	444
Change in translation differences	(13,568)

Shareholder’s Equity as of 31.12.2004	413,338

Quarterly reconciliation of differences between NGAAP and IFRS for 2004 is shown in Item F to this note.

D            NOTES AND ADDITIONAL INFORMATION

D.1 RESIDUAL VALUES
Under NGAAP, Ocean Rig did not include residual value for purposes of its depreciation calculations. IAS 16 (Property, Plant and Equipment) requires that the depreciation calculation take into account the residual value net of dismantling expenses. Ocean Rig estimates residual value as the estimated residual value net of any estimated dismantlement costs which are deemed to be immaterial.

Accordingly, accumulated depreciation as of January 1, 2004 and the annual depreciation expense have been revised. As a result, the book value of the rigs increased by USD 1.7 million as of January

1, 2004 and USD 2.8 million as of December 31, 2004. Depreciation expense in the income statement was reduced by USD 1.1 million in 2004.

D.2 INTEREST COSTS INCURRED DURING CONSTRUCTION OF THE RIGS
Interest costs related to the construction of Leiv Eriksson and Eirik Raude have been capitalized in the financial statements according to NGAAP.

According to IAS 23 (Borrowing Cost), the benchmark treatment for interest costs incurred during construction is to recognize such costs as expense during the period in which they are incurred. Ocean Rig has elected to adopt the benchmark treatment when converting to IFRS.

The book value of Eirik Raude was written down to estimated fair value in the first quarter of 2003 based on an impairment test. The amount of that write-down exceeded the previously capitalized interest cost on the rig. Therefore, the entire transition effect on the rig values is the adjustment for capitalized interest on the Leiv Eiriksson rig.

As a result, the book value of Leiv Eiriksson was reduced by USD 82.1 million as of January 1, 2004 and USD 79.2 million as of December 31, 2004. Consequentially, depreciation expense was USD 2.9 million lower in 2004 for IFRS than for NGAAP.

D.3 PENSIONS
Ocean Rig will account for pensions and other benefits under IAS 19 (Employee Benefits).

New actuarial calculations have been performed based on actual data and assumptions. Cumulative actuarial gains existing on January 1, 2004 (the transition date to IFRS) have been recognized and recorded as an adjustment to the opening equity balance in accordance with IFRS 1.

As a result, the book value of long-term receivables increased by USD 0.2 million as of January 1, 2004 and USD 0.1 million as of December 31, 2004. Salaries and other personnel expenses were USD 0.04 million higher in 2004 under IFRS reflecting the reversal of the NGAAP amortization of the actuarial gain for the period.

According to IAS 19, net pension obligations are measured as present value of projected employee benefits less the fair value of assets under the plan as was the case for NGAAP. No amendments have been made to estimates and assumptions used in the calculation of employee benefits on transition to IFRS.

Under IFRS, actuarial losses and gains arising after January 1, 2004 will continue to apply the “corridor approach” and be amortized over the average remaining service period as was the case under NGAAP.

D.4 SHARE BASED INCENTIVE PROGRAM
In accordance with IFRS 2 (Share Based Payments), the share based incentive program approved by the shareholders in May 2003, was valued at estimated fair value using the Black and Scholes options pricing model. The estimated fair value of options was expensed evenly over the vesting period. The share options were fully vested as of May 16 2004. The effect in 2004 from the transition to IFRS, was an increase in salaries and other personnel expenses of USD 0.4 million in the consolidated income statement. The effect of the adoption of IFRS 2 related to share options vested prior to January 1, 2004, is an increase of paid-in capital with USD 0.7 million. At the same time retained earnings is reduced with USD 0.7 million, i.e. no net effect on shareholders equity.

E            IAS 32 (FINANCIAL INSTRUMENTS: DISCLOSURE AND PRESENTATION) AND 39 (FINANCIAL INSTRUMENTS: RECOGNITION AND MEASUREMENT)

Ocean Rig will adopt IAS 32 and 39 with effect from January 1, 2005. This will lead to two principal changes compared to the IFRS balance as of December 31, 2004, presented above in item C to this Note.

Amounts in USD 1,000	IFRS	i	ii	IFRS
	31.12.2004	Debt issuance	Conversion	01.01.2005
		cost	rights
Drilling rigs and other equipment	994,375			994,375
Long-term receivables and other non-current assets	11,396	(9,604)		1,792
Account receivables	8,773			8,773
Other current receivables	8,872			8,872
Restricted cash	6,922			6,922
Cash and cash equivalents	44,145			44,145

TOTAL ASSETS	1,074,483	(9,604)	—	1,064,879

Share capital	129,468			129,468
Other paid in capital	674,969		1,535	676,504
Other equity	(391,099)			(391,099)

Total equity	413,338	—	1,535	414,873

Convertible loans	8,670	(174)	(569)	7,927
Notes and loans	563,572	(9,307)		554,265
Accounts payable	7,207			7,207
Short term loan	23,100	(123)	(966)	22,011
Other current liabilities	58,596			58,596

Total liabilities	661,145	(9,604)	(1,535)	650,006

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,074,483	(9,604)	—	1,064,879

E.1 DEBT ISSUANCE COST
Under NGAAP, Ocean Rig debt issuance cost is deferred and classified as a long-term asset in the balance sheet.

According to IAS 39, the notes and loans are recognized at consideration received, net of debt issuance cost. Accordingly, debt issuance costs are classified as a reduction to the value of the debt balances. The book value of long-term receivables and notes and loans has been reduced by USD 9.6 million, respectively, as of January 1, 2005.

E.2 CONVERSION RIGHTS
According to IAS 32, the estimated value of conversion rights embedded in a loan agreement should be recognized as a component of equity. The estimated value of the conversion rights is calculated (according to IAS 39) as the difference between the nominal loan value and the sum of the net present value of the future principal and the interest payments of the loan, discounted at the market interest rate at the time of issue for a comparable loan without conversion rights. As such, the estimated value of conversion rights, USD 1.5 million, has been deducted from the book value of convertible loans and recorded as a component of equity as of January 1, 2005.

F 2004 QUARTERLY RECONCILIATION BETWEEN NGAAP AND IFRS

	NGAAP				IFRS
PROFIT AND LOSS ACCOUNT	1st	2nd	3rd	4th	1st	2nd	3rd	4th
Amounts in USD million	quarter	quarter	quarter	quarter	quarter	quarter	quarter	quarter
	Restated	Restated
Operating revenues	23.5	13.5	22.2	29.4	23.5	13.5	22.2	29.4

Personnel expenses and other operating expenses	11.8	11.9	24.2	18.5	12.0	12.1	24.2	18.6
Depreciation and amortization	11.9	12.1	11.7	12.4	10.9	11.1	10.7	11.4
Exploration expenses	5.3	9.0	—	—	5.3	9.0	—	—

Total operating expenses	29.0	33.0	35.9	30.9	28.2	32.2	34.9	30.0

OPERATING (loss) / Profit	(5.5)	(19.5)	(13.7)	(1.5)	(4.7)	(18.7)	(12.7)	(0.6)

Financial income	16.7	2.3	18.3	34.2	16.7	2.3	18.3	34.2
Interest and other financial expenses	(28.5)	(16.8)	(29.8)	(57.2)	(28.5)	(16.8)	(29.8)	(57.2)

Net financial (expenses)	(11.8)	(14.5)	(11.5)	(23.0)	(11.8)	(14.5)	(11.5)	(23.0)

Loss before taxes	(17.3)	(34.0)	(25.2)	(24.5)	(16.5)	(33.2)	(24.2)	(23.6)

Taxes	—	—	—	1.3	—	—	—	1.3

Net Loss	(17.3)	(34.0)	(25.2)	(25.8)	(16.5)	(33.2)	(24.2)	(24.9)

Reconciliation NGAAP to IFRS
Net loss after taxes NGAAP					(17.3)	(34.0)	(25.2)	(25.8)
Effect residual value depreciation calculation (I)					0.3	0.3	0.3	0.3
Effect capitalized interest (II)					0.7	0.7	0.7	0.7
Effect differences pension (III) / share options (IV)					(0.2)	(0.2)	—	(0.1)

Net loss after taxes IFRS					(16.5)	(33.2)	(24.2)	(24.9)

	NGAAP				IFRS
BALANCE SHEET	31.03.	30.06.	30.09.	31.12.	31.03.	30.06.	30.09.	31.12.
Amounts in USD million	Restated
Drilling rigs and other equipment	1,082.1	1,071.1	1,062.7	1,070.7	1,002.8	992.8	985.4	994.4
Long-term receivables and other non-current assets	9.5	10.6	9.1	11.3	9.7	10.8	9.3	11.4

Total non-current assets	1,091.6	1,081.7	1,071.8	1,082.0	1,012.5	1,003.6	994.7	1,005.8

Other current receivables	10.6	15.5	18.6	17.6	10.6	15.5	18.6	17.6
Restricted cash	8.2	3.2	4.9	6.9	8.3	3.2	4.9	6.9
Cash and cash equivalents	12.9	21.4	17.3	44.2	12.8	21.4	17.3	44.2

Total current assets	31.7	40.1	40.8	68.7	31.7	40.1	40.8	68.7

TOTAL ASSETS	1,123.3	1,121.8	1,112.6	1,150.7	1,044.2	1,043.7	1,035.5	1,074.5

Share capital	97.9	98.1	102.8	129.5	97.9	98.1	102.8	129.5
Other equity	407.8	380.3	351.3	360.0	328.7	302.2	274.2	283.8

Total equity	505.7	478.4	454.1	489.5	426.6	400.3	377.0	413.3

Pension liabilities	—	—	—	—	—	—	—	—
Convertible loans	134.9	145.8	146.2	8.7	134.9	145.8	146.2	8.7
Notes and loans	449.3	449.3	449.3	563.6	449.3	449.3	449.3	563.6

Total long-term liabilities	584.2	595.1	595.5	572.3	584.2	595.1	595.5	572.3

Accounts payable	4.0	24.5	24.5	7.2	4.0	24.5	24.5	7.2
Short term loans	2.6	10.2	7.6	23.1	2.6	10.2	7.6	23.1
Other current liabilities	26.8	13.6	30.9	58.6	26.8	13.6	30.9	58.6

Total current liabilities	33.4	48.3	63.0	88.9	33.4	48.3	63.0	88.9

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,123.3	1,121.8	1,112.6	1,150.7	1,044.2	1,043.7	1,035.5	1,074.6

Reconciliation NGAAP to IFRS
Equity according to NGAAP					505.7	478.4	454.1	489.5
Effect residual value depreciation calculation (I)					2.0	2.3	2.6	2.8
Effect capitalized interest (II)					(81.3)	(80.6)	(79.9)	(79.1)
Effect differences pension (III) and options (IV)					0.2	0.2	0.2	0.1

Equity according to IFRS					426.6	400.3	377.0	413.3

ITEM 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the information contained in the Consolidated Financial Statements of Ocean Rig ASA and the Notes thereto, included elsewhere herein. The following information contains forward-looking statements. These forward-looking statements should be read in conjunction with the cautionary discussion related to forward-looking statements found in the section entitled “Forward-looking Statements”.

General Overview

     Since our Company was established in 1996 until late 2002, we operated essentially as a rig development company, devoting all of our resources and efforts to the construction of our fleet of four (now two) 5th generation semi submersible drilling rigs, without generating significant revenue from operation.

     The Company transformed from construction to operation of drilling rigs in 2002. The year 2003 was the first full year of operation for both rigs. As of January 1, 2004, the company’s external management activity including the management of several third party rigs was sold in a management buy-out to individuals who are no longer with Company. We focus our business activity 100% on managing the operation of our two deep water rigs. Our two rigs, Leiv Eiriksson and Eirik Raude, have proven their technical capabilities as well as their operational efficiency and safety.

Results of Operations
Three month period ended March 31, 2005, compared to the three month period ended March 31, 2004.

As of January 1, 2005, Ocean Rig adopted International Financial Reporting Standard (IFRS) and restated 2004 to be comparable. See note 1 and note 16 contained in the consolidated financial statements for additional information.

The accounts for the 1st Quarter of 2005 are not directly comparable with the accounts for the 1st Quarter of 2004 due to different recording of the operation of Erik Raude. After the completion of the Weymouth well on May 11, 2004, the rig ended its contract with the joint venture between Ocean Rig and EnCana Corporation Ltd, which had been established to manage the operation in Canadian waters. Since that time, full day rate revenues and associated salaries and other expenses related to the drilling operation, and not only the bareboat charter, have been recorded in the company’s records.

In the 1st Quarter of 2005 operating revenues were $ 46.2 million ($ 23.5 million). Excluded the effect of the different contract form (day rate versus bareboat charter) described above related to Eirik Raude, revenues were 58 % higher in the 1st Quarter 2005 versus the 1st Quarter 2004. This was due to higher day rates for both rigs and the recognition of the mobilization fee and the investment contribution related to a current contract. The 1st Quarter of 2005 revenues were affected by certain events, including 6 days of mobilization and 8 days of non-productive time at zero day rate, resulting in $ 4.3 million of reduced revenue for Eirik Raude.

Personnel and other operating expenses for the 1st Quarter amounted to $ 25.6 million ($11.9 million), In addition to the impact of increased expense due to the different contract-form described above related to Eirik Raude, the company experienced a higher cost level from operating in Norway. Further, $ 1.9 million has been charged to personnel expenses related to the company’s share option program for the 1st Quarter of 2005, including $ 1.1 million in social security tax and $ 0.8 million ($ 0.2 million) in estimated compensation expense. The total estimated compensation expense for the current option program has been calculated at $ 3.2 million using the Black & Scholes model, and will be charged evenly to the profit and loss statement over the 12 months vesting period for the options.

EBITDA was $ 20.6 million ($ 11.5 million) and the operating profit was $ 6.5 million (loss $ 4.7 million). Depreciation increased mainly due to equipment installed on the Eirik Raude in connection with the Barents Sea program which is depreciated mainly over the lifespan of the Statoil contract. Associated revenue in the form of investment contribution is also recognized over the contract life. In the first quarter 2004, the Company recorded exploration expenses of USD 5.3 million related to the participation in the Weymouth well.

The net foreign exchange result in the 1st Quarter was $ 1.1 million ($ 4.7 million). Due to a strengthening of the US dollar versus the Norwegian kroner during the 1st Quarter, the company has recognised a foreign exchange gain related to NOK denominated debt. The net foreign exchange result was also affected by an increased proportion of cost in NOK resulting from operating in Norway.

Net interest and other financial expenses for the 1st Quarter of 2005 were $ 14.6 million ($ 11.8 million). The increased expense was related to higher interest bearing debt during the 1st Quarter of 2005 compared to the corresponding quarter in 2004 and an increase in Libor (floating rate interest).

The net loss for the 1st Quarter amounted to $ -8.8 million ($ -16.5 million), corresponding to diluted loss of $ -0.10 per share ($ -0.26 per share).

Reconciliation of EBITDA to Net loss:

	Period ended March 31,
	2004	2005
	USD	USD
	(amounts in thousands)
EBITDA	11,547	20,612

Depreciation, amortization and exploration expenses	(16,220)	(14,069)
Net financial expenses	(11,797)	(14,562)
Income tax expense	(1)	(807)

Net loss	(16,471)	(8,826)

Liquidity and Capital Resources

Liquidity

     At the end of the quarter, cash and cash equivalents amounted to $ 24.5 million ($ 44.1 million).

     Cash flow from operating activities: During the 1st Quarter 2005, cash flow from operating activities was $ -22.0 million ($ 4.8 million), affected by, among others, an increase in accounts receivables of $ 20.8 million and a reduction in accounts payable and other short term liabilities of $ 8.9 million.

     Cash flow from investing activities: During the quarter, cash used for investing activities was USD 7.6 million ($ 9.0 million) of which $ 5.5 million related to increase in restricted cash for the purpose of future servicing of the Fortis Facility (see note 11 to the consolidated financial statements) and purchase of machinery and equipment of $ 2 million represented primarily payments associated with the Eirik Raude upgrade project in preparation for the Barents Sea drilling program.

     Cash flow from financing activities: Cash provided by financing activities was $ 10 million ($ 0.1 million). This was raised entirely from option holders exercising their options for shares, see note 4 to the consolidated financial statements for further information.

Capital Resources

     In early January, all the 7,670,000 outstanding options under the 2003 option program were exercised by the option holders or settled for cash. The exercise of options under the 2003 option program resulted in 3,406,303 shares being issued in January 2005. A new option program with a total of 6,200,000 options was approved by the Extraordinary General Meeting on December 22, 2004 and a total of 5,387,500 new options have been awarded. The options under the new program, which expires on January 4, 2006, have a strike price of NOK 28.565 per share, and will be vested on December 29, 2005.

     During the quarter, NOK 0.6 million of the 2002/2005 Mandatory Convertible Bond was converted into 18,138 shares at NOK 35 per share. Further, NOK 7.0 million of the 2004/2007 7% Convertible Bond was converted into 368,421 shares at NOK 19 per share.

     As a result of the above exercise of options and conversions of debt, the number of outstanding shares in Ocean Rig increased during the 1st Quarter from 83,506,423 to 87,299,285.

     During the quarter, the company invited several financial institutions to make proposals for a refinancing of the company’s outstanding debt. Subsequent to the end of the quarter, the company has appointed DnB NOR Bank and Morgan Stanley in connection with the company’s refinancing process which is expected to be completed by the end of the 2nd Quarter of 2005.

     On May 25, 2005 the full outstanding amounts of 11% and 13 % NOK Convertible Bonds 2000 plus interest due, was paid totalling $24.3 million. As a result of these repayments, together with substantial interest payments on the 1998 Notes and Loans at the end of May 2005, the company’s cash balance is presently, and for the first time this calendar year, below $ 10 million. Under existing loan covenants the Company may have an unrestricted cash balance below $ 10 million twice per calendar year, provided such cash balance is restored to minimum $ 10 million within 30 days. The Company believes, based on it’s existing and projected cash flow, that the cash balance will be restored to the minimum $ 10 million level within the 30 day period.

     For the Company’s outstanding debt obligations reference is made to note 11 to the consolidated financial statements.

Off-balance Sheet Arrangements

     None.

Marketing

The strengthening of the offshore drilling market has continued in the 1st Quarter of 2005. Contracts for a number of units have been extended for periods taking them into late 2006 and 2007. There is still a strong requirement for high specification units in West Africa, India, the Gulf of Mexico, Brazil, the North Sea and West of Shetland.

There are still a number of outstanding opportunities from tendering which took place in late 2004 for exploration work in India and for various countries in West Africa. A number of development programs offshore Nigeria are expected to be sanctioned soon, in particular the Total Akpo project, which needs two deep water dynamically positioned drilling rigs and Shell’s Bonga field. Further fixtures are expected for development drilling programmes in Angola and Nigeria later in 2005.

In Canada plans are getting closer to a conclusion for wells to be drilled in the harsh weather area known as the Orphan Basin. The expected start up for this project is by the end of 2006.

A general increase in oil companies’ exploration budgets has influenced the levels of activity in the North Sea, resulting in higher day rates. Operations have now commenced in the Barents Sea, which is considered to have good prospects. Further demand is also expected to develop for quality drilling units for future use offshore Norway and offshore the UK, particularly West of Shetland, where there have been discoveries of commercially viable reserves.

Outlook

Projections by analysts for 2005 and beyond show a shortfall of units for deepwater work, compared to anticipated demand in the market.

Forward-Looking Statements

     In addition to the historical information contained herein, this document contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company’s current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among others, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited current operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily under actual conditions or the Company’s failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company’s significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements, remedy defaults or ensure that no further defaults occur; (iv) the incurrence of significant cost overruns in the operation of any of the Company’s rigs; (v) failure of the Company to secure ongoing contracts for its two rigs; (vi) the Company’s inability to meet any future capital requirements; (vii) the Company’s inability to respond to technological changes; (viii) the impact of changed conditions in the oil and gas industry; (ix) the occurrence of any accidents involving the Company or its assets; (x) changes in governmental regulations, particularly with respect to environmental matters; (xi) increased competition or the entry of new competitors into the Company’s markets; and (xii) unforeseen occurrences in any of the areas in which the Company will conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company’s filings with the Securities and Exchange Commission in the United States.

ITEM 3: CONTROLS AND PROCEDURES

     We have evaluated the effectiveness of our disclosure control and procedures as of the end of the period covered by this Report. This evaluation was conducted by management with the participation of our Interim Managing Director and Senior Vice President Accounting.

     In connection with the audit of our consolidated accounts for the year ended December 31, 2004, our management and our independent registered public accounting firm Ernst & Young AS have identified a “material weakness” (as defined by the Public Company Accounting Oversight Board, Auditing Standard No., standard AS2) in our internal control as further described in Item 15 of our Annual Report. We discovered certain other deficiencies which were not material to our operations or financial reporting either individually or in the aggregate. In each instance, we have initiated efforts to remediate the deficiencies identified, however, as of March 31, 2005, all improvements were not in place or functioning effectively. In connection with the preparation of the consolidated financial statements for the period end March 31, 2005, certain internal control deficiencies became evident to management including inadequate supervision and review to identify errors in reconciliations and revaluations of balance sheet accounts on a timely basis. The quarter closing process was extended to quantify corrections required and record them in this report to assure that quarterly results are fairly stated.

     Based upon our evaluation, our Interim Managing Director and Senior Vice President Accounting have concluded that because of the material weakness and other deficiencies identified, our disclosure controls and procedures were not fully effective in providing reasonable assurance of meeting the disclosure requirements. In order to address these deficiencies, the Company instituted a number of corrective actions, in addition to the item described above, to ensure that the financial information and other disclosures included in this report were complete and accurate in all material respects.

     We are continuing our initiatives to implement new systems where needed to improve disclosure controls and procedures over financial reporting. We will seek to strengthen our organization within the accounting function by adding additional expertise.

SIGNATURES

     This report has been signed below by the following persons on behalf of Ocean Rig ASA in the capacities and on the dates indicated.

Signatures	Title	Date

/S/ Christian Mowinckel
Christian Mowinckel	Interim Managing Directors	June 13, 2005

/S/ Erling Meinich-Bache
Erling Meinich-Bache	SVP Accounting	June 13, 2005